April 27, 2018

Via Edgar Transmission
Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:
Destination Maternity Corporation (“Destination Maternity” or the “Company”)
 Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2018 by Nathan G. Miller, Peter O’Malley, et al.
 File No. 0-21196

Dear Mr. Hindin:
We are writing on behalf of our clients, Nathan G. Miller and Peter O’Malley (the “Investors”), in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 26, 2018 (the “Comment Letter”), with respect to their solicitation of proxies from the stockholders of the Company to elect four nominees to the Company’s board of directors (the “Board”).
Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects the revisions made to the preliminary proxy statement on Schedule 14A filed on April 20, 2018 (the “Preliminary Proxy Statement”) in response to the comments of the Staff and the updating of other information. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.
Each comment of the Staff is set forth below, followed by the corresponding response.  For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

Preliminary Proxy Statement filed on April 20, 2018
General

1.
Please advise us, with a view toward providing revised disclosure, of the consideration given to whether disclosure of adjusted EBITDA on pages 9 and 11 requires additional disclosure pursuant to Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K.

The Investors note that Rule 100(a) of Regulation G sets forth requirements that apply when a “registrant, or person acting on its behalf, publicly discloses material information that includes a non-GAAP financial measure.” Rule 101 of Regulation G states that “a registrant subject to [Regulation G] is one that has a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (15 U.S.C. 78l), or is required to file reports under Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)).” Likewise, Item 10(e) of Regulation S-K addresses the requirements for the disclosure of non-GAAP financial measures by a “registrant.” The Investors respectfully submit that the Investors are not “registrants” and are not acting on behalf of a “registrant” for purposes of Regulation G or Item 10(e) of Regulation S-K, and, therefore, the requirements of Regulation G and Item 10(e) of Regulation S-K do not apply to the Preliminary Proxy Statement. Nevertheless, the Investors have revised the disclosure on pages 9 and 12 of the Revised Preliminary Proxy Statement to remove the references to adjusted EBITDA.

Background of the Solicitation, page 7

2.
Disclosure on page 7 indicates that “…Mr. Miller developed a cost-cutting and revenue enhancement plan to address such issues and presented it to the Board and Management.” It is our understanding that while Mr. Miller and certain of his colleagues discussed possible cost cuts with members of the Board and the Company’s management on January 29, 2018, Mr. Miller never presented any formal plan to the Board or the Company’s management. Please advise or revise as appropriate.

In response to the Staff’s comment, the Investors have revised the disclosure on page 7 of the Revised Preliminary Proxy Statement.

3.
Disclosure on page 7 describes the PIPE Proposal. With a view toward providing revised disclosure, and given disclosure on page 11 that the “Nominees are fully committed to exploring and pursuing paths to enhance stockholder value and representing the interests of all Stockholders,” please advise us what consideration the Participants gave to disclosing the material terms of such PIPE Proposal, including pricing and valuation terms.

In response to the Staff’s comment, the Investors respectfully advise the Staff that the Investors did not disclose the pricing and valuation terms of the PIPE proposal because the Investors were concerned such terms would be misleading without including additional information the Investors are prohibited from disclosing pursuant to the terms of the Confidentiality Agreement between Mr. Miller and the Company, dated January

12, 2018 (the “Confidentiality Agreement”). The Investors’ proposed price of $1.50 reflected an approximate 20% discount to the Company’s stock price at the time oral negotiations began. The Investors offered this price because there would be a lack of liquidity or active trading market for the proposed preferred stock and the Investors believed there was significant risk in effecting a turnaround as a minority stockholder. In addition, the proposed price and valuation terms were based on the Investors’ evaluation of certain nonpublic information provided by the Company under the Confidentiality Agreement, which information remains covered by the Confidentiality Agreement.
The Investors have supplemented the disclosure on page 7 of the Revised Preliminary Proxy Statement to reflect the terms proposed to the Company and provide relevant context for such terms.

4.
Disclosure on page 8 indicates that “[o]n March 23, 2018, a representative of Pepper Hamilton communicated to a representative of Cadwalader that the Company was willing to consider an expansion of the Board in order to add one of Mr. Miller’s nominees.” We note that disclosure in the Company’s proxy statement indicates that Pepper Hamilton notified Mr. Miller’s counsel that the Board proposed to elect one or two new independent directors reasonably acceptable to Mr. Miller before the Annual Meeting.” Please advise or revise as appropriate.

The Investors respectfully advise the Staff that the Board’s proposal to permit the Investors to appoint a second director was conditioned upon the Investors’ ability to control at least 15% of the outstanding common stock of the Company. As publicly disclosed in the Investors’ Schedule 13D, filed with the SEC on December 27, 2017, the Investors do not possess control over this amount of shares, and as such, the Board’s proposal to elect two new independent directors was not viewed by the Investors as an offer capable of acceptance. In response to the Staff’s comment, the Investors have supplemented the disclosure on page 8 of the Revised Preliminary Proxy Statement.

5.
Disclosure on page 8 also includes a description of a telephone call on March 25, 2018 between Ms. Ryan and a representative of Guggenheim, during which the Guggenheim representative “indicated that he was impressed with Ms. Ryan’s qualifications, that she would be a great candidate on the Board and that the representative was very supportive of her being a director of the Company.” It is our understanding that the representative did not express such sentiments. Please advise or revise as appropriate.

The Investors acknowledge the Staff’s comment and respectfully submit that Ms. Ryan has confirmed to the Investors that the disclosure accurately describes Ms. Ryan’s conversation with the Guggenheim representative. However, in response to the Staff’s comments, the Investors have revised the disclosure on page 8 of the Revised Preliminary Proxy Statement.

6.
Disclosure on page 10 describes Mr. Erdos’ letter to Ms. Ryan and Ms. Windal on April 13, 2018. It is our understanding that Mr. Erdos did not propose “to include Ms. Ryan and Ms. Windal on the Company’s slate of nominees for election at the 2018 Annual Meeting” or propose “that the Company solicit votes in favor of their election” or “offer to include Ms. Ryan and Ms. Windal on the Company’s slate.” We note disclosure in the Company’s proxy statement that Mr. Erdos inquired whether those nominees would allow the Company to consider adding them to the Company’s slate of nominees for election at the Annual Meeting and soliciting the Company’s stockholders to vote in favor of their election. It is also our understanding that neither Ms. Ryan nor Ms. Windal responded to Mr. Erdos’ inquiry. Please advise or revise as appropriate.
In response to the Staff’s comment, the Investors have revised the disclosure and reproduced Mr. Erdos’ letter to Ms. Ryan and Ms. Windal on page 10 of the Revised Preliminary Proxy Statement.

7.	We note that the proxy statement does not disclose:

●
the Company’s April 10, 2018 proposal, communicated by a representative of Pepper Hamilton to Mr. Miller’s counsel, to add two of Mr. Miller’s then nominees to the Board, with two incumbent directors not standing for re-election at the Annual Meeting; or

●
a description of the alternative proposal made by Mr. Miller’s counsel to a representative of Pepper Hamilton on April 11, 2018 that if Pierre-André Mestre, a member of the Board, were to resign, two of the other incumbent directors (rather than only one) could continue on the Board, with subsequent Board representation for Orchestra, if any, decided by the new Board, notwithstanding the binding and publicly-disclosed terms of the Support Agreement

With a view toward providing revised disclosure, please advise us what consideration the Participants gave to including the above description to provide a complete picture of the background to the Participants’ solicitation.
In response to the Staff’s comment, the Investors have provided the disclosure on page 9 of the Revised Preliminary Proxy Statement.

How many shares of Common Stock must be voted…, page 17

8.
Disclosure on page 18 references “the listing standards and rules of the New York Stock Exchange.” Please revise to reflect that the Company’s common stock is traded on the Nasdaq Global Select Market such that any required vote would be determined in accordance with, among other things, the listing standards and rules of Nasdaq.

In response to the Staff’s comment, the Investors have revised the disclosure on page 19 of the Revised Preliminary Proxy Statement.

*        *         *

Please do not hesitate to contact me at 212-504-6788 or my partner, Richard M. Brand, at 212-504-5757 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.
Sincerely,

/s/ Braden K. McCurrach

Braden K. McCurrach

cc:	Nathan G. Miller Peter O’Malley Richard M. Brand